FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2008

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: March 4, 2008	/s/ Donat Madilo Donat Madilo Chief Financial Officer

Banro Corporation

PRESS RELEASE

BANRO ISSUES CORPORATE UPDATE

Toronto, Canada – March 4, 2008 - Banro Corporation ("Banro" or the "Company") (AMEX - "BAA"; TSX - "BAA") is pleased to provide the following corporate update.

Peter Cowley retired on March 1, 2008 as President of the Company but remains on the Banro board of directors. The Company thanks Peter for his valued contribution over four years to the growth and development of the Company.

Mike Prinsloo, Chief Executive Officer of Banro, will be assuming Mr. Cowley’s position as President and will be appointed to the Company’s board of directors.

Following a comprehensive review of Banro’s strategic alternatives by the Company, it has been determined that, in view of the Company’s mineral potential and the current fundamentals of the gold market, the Company will aggressively pursue development of new mines at its wholly-owned Twangiza and Namoya gold projects. Pre-feasibilty studies of both of these projects are well-advanced and are scheduled to be completed in June 2008. A number of development scenarios, each of which is flexible and not dependent on economies of scale, are being considered. The pre-feasibility studies follow on the Preliminary Assessment Studies of Twangiza and Namoya, the results of which were announced on July 30, 2007 and July 3, 2007 respectively.

The engineering companies engaged in the pre-feasibility work have agreed to commence full feasibility studies immediately upon completion of the pre-feasibility studies. It is expected that this will reduce the time required to complete full feasibility studies by three to five months and, based on the current timetable, result in the completion of the two bankable feasibility studies by December 2008.

Discussions with respect to various options for financing mine development are well advanced and it is expected that a decision will be announced shortly. It is the Company’s intention to place orders for certain long-lead items in the second quarter of 2008 in order to meet the timelines which have been targeted for mine construction and production.

Banro is a Canadian-based gold exploration company focused on the development of four major, wholly-owned gold projects along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo (the “DRC”). Led by a proven management team with extensive gold and African experience, Banro's strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

For further information, please visit our website at www.banro.com, or contact: Mike Prinsloo, CEO, South Africa, Tel: (27) 82 825 5986; Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, or Martin Jones, Vice-President, Corporate Development, Toronto, Ontario, Tel: (416) 366-2221 or 1-800-714-7938.

Forward-Looking Statements:This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the Company's mine development plans and objectives with respect to its Twangiza and Namoya projects) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; delays in the development of a project caused by the unavailability of equipment, labour or supplies, limited capacity among service providers, climatic conditions or otherwise; failure to establish estimated mineral resources; fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); changes in equity markets; political developments in the DRC; changes to regulations affecting the Company's activities; uncertainties relating to the availability and costs of financing needed in the future; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 30, 2007 filed on SEDAR at www.sedar.com. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.